February 24, 2014

VIA EDGAR CORRESPONDENCE

Larry L. Greene

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc. Preliminary Proxy Statement on Schedule 14A Filed February 7, 2014 CIK No. 0001508655

Dear Mr. Greene:

On behalf of TPG Specialty Lending, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received in a telephone conversation with the Staff on February 20, 2014 with respect to the above referenced Preliminary Proxy Statement on Schedule 14A filed on February 7, 2014 (the “Preliminary Proxy Statement”).

The Company has filed today a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”) via EDGAR. Defined terms used but not defined herein have the respective meanings ascribed to them in the Definitive Proxy Statement on Schedule 14A.

The Staff’s comments are set forth in bold below and are followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the Definitive Proxy Statement.

1.	In the last paragraph of the letter to stockholders, indicate what stockholders should do if they do not consent to the proposed amendments or wish to abstain from voting.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the letter.

Larry L. Greene

Securities and Exchange Commission

2.	On page 2, define who will be paying the costs of soliciting consents.

Response:

The Company respectfully notes that references to “us,” “we” and “our” in the Consent Solicitation Statement mean the Company, and has revised the disclosure on page 1 in response to the Staff’s comment.

3.	Confirm that any script used in connection with the solicitation will be filed with the SEC.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it will file with the SEC any scripts or written consent materials used in the solicitation that are required to be filed pursuant to Rule 14a-6.

4.	Revise the second paragraph on page 3 so that it complies with the SEC’s plain English requirements regarding the use of capital letters.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 3.

5.	In the third paragraph on page 3, revise the first sentence to disclose the current number of authorized shares of common stock.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 3.

6.	In the fourth paragraph on page 3, revise the disclosure so that the reductions referenced in the second sentence are characterized as dilutions of stockholders’ interests. Also, add disclosure regarding restrictions on a business development company’s ability to classify shares and issue senior securities pursuant to Sections 18 and 61 of the Investment Company Act of 1940.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 3.

Larry L. Greene

Securities and Exchange Commission

7.	In the fifth paragraph on page 3, add disclosure that the proposal could have the effect of depriving shareholders of their ability to sell their shares at a premium to net asset value.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 3.

8.	In the paragraphs under the heading “No Rights of Appraisal” on pages 3 and 4, confirm why this disclosure is presented in this proxy statement.

Response:

The Company respectfully notes that this disclosure was included in response to Item 3. Dissenters’ Rights of Appraisal of Schedule 14A.

9.	Revise the first, second and last paragraphs on page 4 so that they comply with the SEC’s plain English requirements regarding the use of capital letters.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 5.

10.	In the sixth paragraph on page 4, add disclosure that the proposal could have the effect of depriving shareholders of their ability to sell their shares at a premium to net asset value.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 4.

11.	In the section entitled “Stockholder Proposals and Nominations for the 2014 Annual Meeting of Stockholders,” add disclosure related to Rule 14a-5(e)(1) and 14a-5(e)(2) with respect to the 2015 annual meeting of stockholders.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 9.

12.	On the consent card, use bold font for the following sentence: “This consent is solicited on behalf of the Board of Directors.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the consent card.

Larry L. Greene

Securities and Exchange Commission

13.	On the consent card, revise proposal 2 to add “outside of an annual or special meeting of stockholders” at the end of the sentence.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the consent card.

14.	Revise the sixth paragraph on the consent card so that it complies with the SEC’s plain English requirements regarding the use of capital letters.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the consent card.

*     *    *    *    *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Adam Fleisher at (212) 225-2286.

Very truly yours,

/s/ Adam E. Fleisher

Adam E. Fleisher

cc:	David Stiepleman
Jennifer Mello
TPG Specialty Lending, Inc.

Michael A. Gerstenzang
Helena K. Grannis
Cleary Gottlieb Steen & Hamilton LLP